Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
...ce Road

...7866 3021
...803


07023342


SEC MAIL PROCESSING
RECEIVED
MAY 07 2007
WASH. D.C. 210 SECTION

FILE NO: 82-34878

1 May 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Annual Information Update
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Acquisition 6.2 Doc re.Company News 6.3 Corporate Responsibility Reveiw

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary




Rentokil Initial

Rentokil Initial PLC (RTO) - Annual Information Update

Rentokil Initial PLC
19 April 2007

Regulatory Announcement

Rentokil Initial plc Annual Information Update

Released: 19 April 2007

Annual information update

Rentokil Initial plc ('the Company') provides the following annual information update, in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available to the public over the period commencing on 18th April 2006 and ending on 18th April 2007 by the Company. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

(1)Announcements made via RNS, a Regulatory Information Service

All the documents listed below were published via RNS, a Regulatory Information Service, on or around the dates indicated.

Date of publication	Brief description of announcement
17/05/2006 -	Resignation of Mr Ron Spinney and Mr Paul Mason as non-executive directors. Appointment of Mr Alan Giles as a non-executive director and a member of the audit and remuneration committees. Appointment of Mr Peter Long to senior independent non-executive director and as chairman of the remuneration committee. Mr Long relinquishes his membership of the audit committee. Mr Duncan Tatton-Brown becomes a member of the remuneration committee as well as a member of the audit committee
22/05/2006 -	Notification of Major Interests in Shares by Franklin Resources Inc
22/05/2006 -	Notification of Major Interests in Shares by Barclays plc

01/06/2006 - Notification of interest in shares held by the chief financial officer Mr Andrew Macfarlane
05/06/2006 - Notification of interest in shares held by Franklin Resources Inc
12/06/2006 - Sale of US Manned Guarding and completion of exit from Manned Guarding
12/06/2006 - Notification of interest in shares held by Barclays Plc
30/06/2006 - Acquisition of Pink Healthcare in Australia
03/07/2006 - Notification of interest in shares held by Fidelity International Limited
11/07/2006 - Appointment of Mr Peter Bamford as a non-executive director
14/07/2006 - Director declaration by Mr Peter Bamford
21/07/2006 - Completion of sale of US Manned Guarding business on 20 July 2007. Sale intention previously announced on 12 June 2006.
11/08/2006 - Notification of interests in shares held by Franklin Resources Inc
25/09/2006 - Reporting Timetable update that the Trading Update for the nine months to 30.September 2006 would now be announced on 8 November 2006
10/10/2006 - Bank Facilities announcement of the successful syndication and completion of the closure of GBP 500m revolving credit facility; the successful closure of GBP 100m letter of credit facility and the signing of a EUR 500m Bridge facility.
18/10/2006 - Notification of interest in shares held by Fidelity International Limited
25/10/2006 - Acquisition of 16 City Link Franchises - announcement that buy back programme is ahead of schedule.
30/10/2006 - Notification of interests in shares held by Franklin Resources Inc
03/11/2006 - France Regulatory Inquiry regarding Initial BTB SA receiving a Statement of Objections from the French Competition Council (Conseil de la Concurrence) alleging that certain of the company's activities had infringed French competition law between 1997 and 2002.
09/11/2006 - Notification of interest in shares held by Fidelity International Limited
10/11/2006 - Clarification of Q3 update that the commentary issued on 8 November 2006 referred to the delayering of the UK Pest control business and should have correctly referred to 25% of management and administrative posts being made redundant by the end of 2006 and not 25% of all posts.
10/11/2006 - Notification of interest in shares held by Fidelity International Limited
24/11/2006 - Notification of interests in shares held by Franklin Resources Inc
24/11/2006 - Notification of interest in shares held by Fidelity International Limited
30/11/2006 - Acquisition of the entire issues share capital of Target Express Holdings Ltd to create a leading overnight parcel delivery business
30/11/2006 - Strategic review of electronic security business following announcement regarding acquisition of Target Express Holdings Ltd.
07/12/2006 - Notification of interest in shares held by the chief financial officer Mr Andrew Macfarlane
11/12/2006 - Notification of interest in shares held by Fidelity International Limited
20/12/2006 - Notification of interest in shares held by non-executive directors - Mr Alan Giles, Mr Duncan Tatton-Brown and Mr Peter Bamford
20/12/2006 - Total Voting Rights under the Transparency Directive transitional provision 6 - issued share capital 1,814,432,961 ordinary shares with voting rights

21/12/2006 - Notification of interest in shares held by non-executive director Mr Peter Long
22/12/2006 - Acquisition of the remaining 10 per cent of the share capital of Target Express Holdings Limited following report on 30 November 2006 that the Company had received acceptances in respect of 90 per cent of the share capital.
02/01/2007 - Acquisition of Enviro-Fresh Limited for a total consideration of £9 million in cash.
11/01/2007 - Notification of interests in shares held by Britel Fund Trustees Limited
11/01/2007 - Acquisition of Acelec Alarme SAS, a provider of electronic security services, Bordeaux, France, from two private owners
25/01/2007 - Annual Calendar of corporate dates for 2007
30/01/2007 - Notification of interests in shares held by BT Pension Scheme Trustees Limited as trustees of the BT Pension Scheme and Hermes Pensions Management Limited
31/01/2007 - Notification of interests in shares held by UBS Global Asset Management Limited
21/02/2007 - Notification of interests in shares held by Legal & General Group plc
22/02/2007 - Preliminary Results for year ended 31 December 2006
28/02/2007 - Notification of acquisition of shares by the Chairman Mr Brian McGowan; the Chief Executive, Mr Douglas Flynn and the Chief Financial Officer, Mr Andrew Macfarlane
01/03/2007 - Notification of interests in shares held by UBS Global Asset Management Limited
07/03/2007 - Statement regarding OFT Clearance received for acquisition of Target Express companies
07/03/2007 - Notification of an award on 6 March 2007 under the performance share plan to executive directors and persons discharging managerial responsibility namely Mr Doug Flynn, Mr Andrew Macfarlane, Mr Mark Boyle, Mr Henry Chandler, Mr Michael Cooke, Mr Andy Hobart, Mr Andy Kemp, Mr David Liu
13/03/2007 - Notification of interests in shares held by Silchester International Investors Limited
15/03/2007 - Development of Tropical Plants business for growth in the workplace environments market by the creation of new global brand name, Ambius.
30/03/2007 - Offer from United Technologies Corporation for the Initial Electronic Security division for £595 million payable in cash on closing
30/03/2007 - 2006 Report and Accounts submitted to UKLA and available for viewing at the FSA document viewing facility

Copies of the above announcements can be downloaded from the Company's website, www.rentokil-initial.com. Copies of documents referred to as having been filed with the UKLA's Document Viewing Facility can be obtained from the Company Secretary at the Company's Registered Office, Belgrave House 76 Buckingham Palace Road, London, SW1W 9RF.

(2)Documents filed at Companies House

All the documents listed below were filed with Companies House in Cardiff on or around the dates indicated.

Date of publication   Brief description of document(s) filed

26/05/2006	Paul Mason resignation as Director on 18/05/2006
26/05/2006	Ronald Spinney resignation as Director on 18/05/2006
30/05/2006	Alan Giles appointed Director on 18/05/2006
01/06/2006	Group Accounts for the period ended 31/12/2005
07/09/2006	Peter Bamford appointed Director on 10/07/2006
01/09/2006	Robert Ward-Jones resignation as Secretary and Paul Griffiths appointment as Secretary on 01/09/2006
15/01/2007	Return of allotments for issue of 575,718 ord 1p shares on 18/12/2006 following exercise of options under the company's share option schemes
13/04/2007	Change of location of register of members to Capita Registrars, The Registry, 34 Beckenham Road, Kent, BR3 4TU
13/04/2007	Annual Return made up to 15/03/2007
27/03/2007	Return of allotments for issue of 37,000 ord 1p shares on 27/03/2007 following exercise of options under the company's share option schemes
12/04/2007	Return of allotments for issue of 38,843 ord 1p shares on 12/04/2007 following exercise of options under the company's share option schemes.

Copies of documents filed at Companies House can be obtained from Companies House or from the Company Secretary at the Company's Registered Office, Belgrave House, 76 Buckingham Palace Road, London, SW1W 9RF.

CONTACTS:

P Griffiths

Tel: 020 7866 3021

Email: paul.griffiths@rentokil-initial.com

(6.1)


Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
20 April 2007

20 April 2007

RENTOKIL INITIAL CREATES PEST CONTROL LEADERSHIP

POSITION IN CHINA IN RESIDENTIAL SECTOR

Rentokil Initial plc (RTO), one of the world's leading providers of business support services, today announces that it has reached agreement with Beijing Taiming Technology Ltd to purchase 65% of its pest control business in China for a maximum consideration of RMB 130 million (£8.38m*) based on strict performance criteria. The company will be renamed Rentokil Taiming.

Beijing Taiming is the leading pest control operation in China and owns various patents in fumigation technology.

The company was established in September 1998. It has developed and patented a range of fumigators for indoor insect control. It also has a range of proprietary formulated insecticidal products. The service deals comprehensively with all common urban pest problems both in residential and commercial environments, reducing the risk of spreading vector diseases. In particular, the fumigator kills 100% of mosquitoes in indoor environments within minutes.

David Liu, Regional Managing Director - Asia Pacific of Rentokil Initial, said: 'We are delighted to announce that after two years of building our foundation in China, we can now serve both residential and commercial sectors delivering pest

control service and products to the market. Our new partner has already registered patents in China, Canada, South Africa and the United States for the most innovative pest control application technology that provides Chinese consumers a cleaner and healthier environment. This new joint venture will transform our business in China.'

* Conversion rate based on RMB15.5 to £1.

- Ends -

About Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, parcels delivery and facilities services.

Enquiries

Rentokil Initial plc

Malcolm Padley, Head of Corporate Communications, 07788 978 199

Lisa Williams, Head of Investor Relations, 020 7866 3028

Brunswick Group

John Sunnucks, Kate Holgate, 020 7404 5959

6.2



Rentokil Initial PLC - Doc re. Company News

Rentokil Initial PLC
20 April 2007

20 April 2007

RENTOKIL INITIAL SECURES HKD 280 MILLION CONTRACT

FROM HONG KONG GOVERNMENT

Rentokil Initial (RTO) has signed a two-year contract with the Government of Hong Kong Special Administrative Region (HKSAR) to provide pest control technologies and services.

The contract, which begins this month, is valued at HKD 280 million (GBP 17.9 million*). It is the highest value contract of its kind ever signed by the Government of HKSAR. Rentokil Initial, one of the leading support services companies in the world, was awarded the contract by the Food and Environmental Hygiene Department whose mission is to build a cleaner living environment for the people of Hong Kong.

Rentokil Initial has been operating in Hong Kong since 1964 and is a pioneer in the pest control services industry. The company provides a wide range of professional pest control solutions.

David Liu, Regional Managing Director - Asia Pacific of Rentokil Initial, said: 'We are delighted to have been selected to work with the HKSAR Government. We're determined to use our market leading technology and local expertise to deliver the finest pest control services in the region.'

Separately, the company has appointed The Honorable Dr. Philip Y. H. Wong, GBS, as the Non-Executive Chairman of Rentokil Initial China and Hong Kong. Dr. Wong has extensive knowledge of the market in China and has strong connections with

government bodies.

* Conversion rate based on HKD 15.65 to £1.

- Ends -

About Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, parcels delivery and facilities services.

Enquiries

Rentokil Initial plc

Malcolm Padley, Head of Corporate Communications, 07788 978 199

Lisa Williams, Head of Investor Relations, 020 7866 3028

Brunswick Group

John Sunnucks, Kate Holgate, 020 7404 5959

6.3



Rentokil Initial PLC - Corporate Responsibility Rev

Rentokil Initial PLC
24 April 2007

Rentokil Initial plc

Corporate Responsibility Review 2006

Rentokil Initial plc has today posted its Corporate Responsibility Report for 2006 onto its website: www.rentokil-initial.com

24 April 2007

END